Fidelity Bond Resolution:

RESOLVED, that the trustees’ and officers’ errors and omissions insurance for the February 1, 2011 to February 1, 2012 policy year, on the terms and conditions and at the cost summarized in the report provided by the Administrator, is hereby ratified and approved; and it is further

RESOLVED, that the renewal of the joint fidelity bond required to be maintained by the Funds for the period from February 1, 2011 to February 1, 2012, in the amount of $2,725,000 for the Funds (consisting of $2,500,000 for TMF and $225,000 for VL) with St. Paul Fire and Marine Insurance Company with a premium of $10,250 ($9,400 of which will be paid by TMF and $850 of which will be paid by VL), on the terms and conditions and at the cost summarized in the report provided by the Administrator, is hereby ratified and approved; and it is further

RESOLVED, that the officers of the Funds are hereby authorized to increase the amount of the fidelity bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940.

The motion was presented, discussed and unanimously approved by the Board of Trustees of The Merger Fund and The Merger Fund VL at a Board meeting held on January 15, 2011.

The premium of $10,250 was paid on February 4, 2011.